Frederic Dorwart, Lawyers

Attorneys at Law
Old City Hall		Telephone (918) 583-9928
124 East Fourth Street		Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	November 14, 2014

subject:	Response to inquiry from SEC regarding Cavanal Hill Fund Registration Statement

from:	Amy E. Newsome, Frederic Dorwart, Lawyers, Fund Counsel

to:	Anu Dubey, Securities Exchange Commission (“SEC”)

cc:	Cathy Dunn, Brian Henderson

In a telephone conversation between Ms. Anu Dubey and Ms. Amy Newsome on November 13, 2014, Ms. Dubey requested a document showing changes to the Cavanal Hill Fund’s Registration Statement.

Filed herewith is a .pdf document of a Word comparison of the Fund’s Registration Statement filed December 20, 2013 (with a December 31, 2014 effective date) and the Fund’s 485A Registration Statement filing made October 31, 2014.

The Cavanal Hill Funds also had a separate Registration Statement related to the World Energy Fund, which was filed January 31, 2014 and became effective February 3, 2014. That Registration Statement was consolidated with the Registration Statement for the other Cavanal Hill Funds as part of the October 31, 2014 485A filing. Rather than showing the entire World Energy Fund portion of the statutory prospectus as a redline, the changes in that section were accepted in the attached document. However, other changes throughout the document related to the incorporation of the World Energy Fund were not accepted and appear as redlined.

In addition to the adjustment related to the World Energy Fund, we corrected some formatting and enlarged the size of the page to legal to eliminate many false findings. However, there are other circumstances where a formatting change triggers what appears to be a change but there isn’t a change in the relevant language.

If you have any questions or additional comments, please call me at the number set forth above.

    /s/ Amy Newsome